Exhibit 99.1

Sky-mobi Limited to Hold 2015 Annual General Meeting on December 26, 2015

HANGZHOU, China, November 20, 2015, Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform and game publisher in China, today announced that it will hold its annual general meeting of shareholders at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China at 2:00 p.m. (China Standard Time) on December 26, 2015.

The Company will propose at the annual general meeting to re-elect Mr. Min Xu and Mr. Wei Zhou as the Company’s directors and to ratify the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the year ending December 31, 2015.

Holders of record of the Company’s common shares on the close of business on November 13, 2015 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the annual general meeting or any adjournment. Holders of record of the Company’s American Depository Shares at the close of the business on the Record Date who wish to exercise their voting rights of the underlying common shares must act through the depository of the Company’s ADS program. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available on Sky-mobi’s investor relations website at http://ir.mopo.com. The Company’s 20-F for the transition period from April 1, 2014 to December 31, 2014 is also available online.

Shareholders of the Company may obtain a hard copy of the Company’s 20-F free of charge by emailing Investor Relations, Sky-mobi Limited, at investor.relations@sky-mobi.com, or by writing to:

10/F, Building B, United Mansion

No. 2 Zijinghua Road

Hangzhou, Zhejiang 310013

People’s Republic of China

Attention: Mr. Fischer Chen

About Sky-mobi Limited:

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

ICR, Inc.

Vera Tang

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi